LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP
ALAMEDA SANTOS, 1940 – 3° ANDAR
01418-200 SÃO PAULO – SP
BRAZIL
TELEPHONE: (55-11) 3147-5600
FACSIMILE: (55-11) 3147-5611

E-MAIL: mlawson@whitecase.com

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

03024821

July 22, 2003

SEC MAIL PROCESSING SECTION RECEIVED JUL 24 2003 WASH. D.C. 181

SUPPL

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Judiciary Plaza
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Força e Luz Cataguazes-Leopoldina
File No. 82-5147

Dear Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents that Companhia Força e Luz Cataguazes Leopoldina (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, in each case since May 26, 2003 in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

dlw 7/28

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3147-5600.

Very truly yours,

Miguel Lawson

Schedule I

1. ITR Quarterly Information (financial) filed with the CVM on May 13, 2003, and related to the three-month period ended March 31, 2003 (English translation attached hereto as Exhibit 1).

2. Investor Relations Monthly Report (Nº 05/2003), dated May 30, 2003 (English translation attached hereto as Exhibit 2).

3. Investor Relations Monthly Report (Nº 06/2003), dated June 30, 2003 (English translation attached hereto as Exhibit 3).

File No. 82-5147

(1)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

FILING CERTIFICATE

Date of filling: 05/13/2003

Person in charge: Carlos Aurélio Martins Pimentel

Area Code and Telephone Number: 032 3429-6226

Quantity of diskettes produced: 1

Maurício Perez Botelho

Investor Relations Director

SIGNATURE

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2003 Corporate
Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY, AND THE COMPANY'S ADMINISTRATORS REMAIN LIABLE FOR THE VERACITY OF THE INFORMATION RENDERED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA	19.527-639/0001-58
4 - NIRE		
3130004099-2		

01.02 - HEADQUARTERS

1 - COMPLETE ADDRESS			2 - LOCALITY OR DISTRICT	
Praça Rui Barbosa, 80			Centro	
3 - CEP	4 - MUNICIPALITY		5 - UF (Federal Unit-State)	
36770-901	Cataguases		MG	
6 - DDD	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
32	3429-6000	3429-6282	3429-6226	
11 - DDD	12 - Fax:	13 - Fax:	14 - FAX	
32	3421-4240	3422-1701	-	
15 - E-MAIL				
stockinfo@cataguazes.com.br				

01.03 - INVESTOR RELATIONS DIRECTOR (ADDRESS FOR CORRESPONDENCE WITH THE COMPANY)

1 - NAME				
Maurício Perez Botelho				
2 - COMPLETE ADDRESS			3 - Locality or District	
Praça Rui Barbosa, 80			Centro	
4 - CEP	5 - MUNICIPALITY			6 - UF
36770-901	Cataguases			MG
7 - DDD	8 - Telephone	9 - Telephone	10 - Telephone	11 - Telex
32	3429-6000	3429-6282	3429-6337	
12 - DDD	13 - Fax	14 - Fax	15 - Fax	
32	3422-1701	3421-4240	-	
16 - E-mail				
mbotelho@cataguazes.com.br				

01.04 - ITR´S REFERENCE

Fiscal Year in Progress		Current Quarter			Last Quarter		
1-Start	2-End	3-Number	4-Start	5-End	6-Number	7-Start	8-End
01/01/2003	12/31/2003	1	01/01/2003	03/31/2003	4	10/01/2002	12/31/2002
9-NAME / CORPORATE NAME OF AUDITOR					10- CVM CODE		
Deloitte Touche Tohmatsu Auditores Independentes					00385-9		
11-NAME OF THE RESPONSIBLE TECHNICIAN					12-CPF OF RESPONSIBLE TECHNICIAN		
Marcelo C. Almeida					335.905.597-72		

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2003 Corporate
Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.05 - COMPOSITION OF SHARE CAPITAL

Number of Shares (Thousand)	1 03/ 31/ 2003	2 12/ 31/ 2002	3 03/ 31/ 2002
Paid in Capital			
1 - Common shares	48,662,898	48,662,898	48,662,898
2 - Preferred shares	78,534,330	78,534,330	78,534,330
3 - Total	127,197,228	127,197,228	127,197,228
Treasury Shares			
4 - Common shares	16,555	16,555	16,555
5 - Preferred shares	2,608,274	2,608,274	2,608,274
6 - Total	2,624,829	2,624,829	2,624,829

01.06 - COMPANY FEATURES

1 - Type of Company Commercial, Industrial and Other Business
2 - Status Operational
3 - Nature of Stockholding Control Private National Company
4 - Business Code 1170000 - Participation and Management
5 - Main Activity Electric Energy
6 - Type of Consolidation Total
7 - Type of Auditors Report Without Exceptions

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - Item	2 - CNPJ	3 - Corporate Name

01.08 - Cash Gains Deliberated and / or Paid During and After the Quarter

1-Item	2-Event	3 - Approval	4 - Gain	5 - Payment Start Date	6 - Type of Share	7 - Value of Gain per share

01.01 - IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

01.09 - SUBSCRIBED CORPORATE CAPITAL AND ALTERATION IN THE CURRENT CORPORATE YEAR

1-ITEM	2- DATE OF ALTERATION	3-VALUE OF CORPORATE CAPITAL (THOUSAND REAIS)	4 - VALUE OF ALTERATION (REAIS THOUSAND)	5-ORIGIN OF ALTERATION	6-QUANTITY OF ISSUED SHARES (THOUSAND)	7-PRICE OF SHARE ON THE ISSUE (REAIS)

01.10 - INVESTOR RELATIONS DIRECTOR

1-DATE	2-SIGNATURE
05/13/2003	

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.01 - ASSETS BALANCE SHEET (THOUSAND REAIS)

1 - Code	2 - Description	3-03/31/2003	4-12/31/2002
1	Total assets	856,800	852,449
1.01	Current assets	98,466	121,281
1.01.01	Cash on hand	3,783	21,940
1.01.01.01	Cash and banks	3,467	21,712
1.01.01.02	Marketable securities	316	228
1.01.02	Credits	67,206	77,795
1.01.02.01	Account receivable from Clients/Consumers	58,765	67,554
1.01.02.02	Notes and other accounts receivable	3,093	5,332
1.01.02.03	Extraordinary tariff recovery	9,130	8,758
1.01.02.04	Allowance for doubtful accounts	(3.782)	(3,659)
1.01.03	Stocks / Inventories	400	424
1.01.04	Others	27,077	20,932
1.01.04.01	Recoverable taxes	15,196	13,883
1.01.04.02	Prepaid expenses	1,909	969
1.01.04.03	Low-Income Consumers	6,464	4,524
1.01.04.04	Others	3,508	1,556
1.02	Long term assets	162,379	132,526
1.02.01	Miscellaneous credits	17,218	19,047
1.02.01.01	Account receivable from Clients/Consumers	8,341	8,341
1.02.01.02	Notes and other accounts receivable	7,864	7,401
1.02.01.03	Extraordinary tariff recovery	1,013	3,305
1.02.02	Credits from related entities	90,364	58,798
1.02.02.01	Affiliates		
1.02.02.02	Subsidiaries	90,364	58,798
1.02.02.03	Other related entities		
1.02.03	Others	54,797	54,681
1.02.03.01	Judicial deposits	463	441
1.02.03.02	Tax credits	40,006	40,006
1.02.03.03	Recoverable taxes	1,601	1,284
1.02.03.04	Emergency Energy Rationing Program	10,692	10,692
1.02.03.05	Other	2,035	2,258
1.03	Permanent assets	595,955	598,642
1.03.01	Investments	420,331	423,932
1.03.01.01	Holdings in affiliates	10,138	10,125
1.03.01.01.01	Cia Industrial Cataguases	9,979	9,979
1.03.01.01.02	Cataguazes Serviços Aereos	159	146
1.03.01.02	Holdings in subsidiaries	410,044	413,376
1.03.01.02.01	Energisa S/A	348,697	352,915
1.03.01.02.02	Multipar S/A	605	599
1.03.01.02.03	Multiagro Ltda.	753	814
1.03.01.02.04	CENF - Cia de Eletricidade de Nova Friburgo	24,131	23,860
1.03.01.02.05	Goodwill premium at CENF's investment	34,455	34,863
1.03.01.02.06	Telecabo S/A	258	258
1.03.01.02.07	MCL Cabo S/A	67	67
1.03.01.02.08	Cat-Leo Energia S/A	1,078	0
1.03.01.03.	Other Investments	149	431
1.03.01.03.01	Other Investments by cost	149	431
1.03.02	Fixed assets	174,574	173,606
1.03.02.01	Hydraulic energy generation	63,767	63,767
1.03.02.02	Transmission system relating to generation	11,747	11,747
1.03.02.03	Distribution lines, nets, substations	219,245	217,410
1.03.02.04	Sales	21,793	21,793
1.03.02.05	Management	24,444	24,094
1.03.02.06	Fixed assets in progress	20,169	16,729
1.03.02.07	Accumulated depreciation	(110.911)	(107.609)
1.03.02.08	(-) Special Obligations	(75,680)	(74,325)
1.03.03	Deferred	1,050	1,104
1.03.03.01	Costs of Software acquisition	1,335	1,335
1.03.03.02	(-) Accumulated Amortization	(285)	(231)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

02.02 - BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - Code	2 - Description	3-03/31/2003	4-12/31/2002
2	Total liabilities	856,800	852,449
2.01	Current liabilities	222,106	221,202
2.01.01	Loans and financing	108,177	123,455
2.01.02	Debentures	38,712	35,706
2.01.03	Suppliers	36,633	29,708
2.01.04	Taxes, fees and contributions	25,433	20,031
2.01.04.01	VAT (*ICMS*) payable	5,382	5,252
2.01.04.02	Taxes and social charges payable	2,065	1,032
2.01.04.03	Income tax withheld at the source	4,435	3,098
2.01.04.04	Social contribution (PIS/COFINS) payable	9,621	6,342
2.01.04.05	VAT ICMS payments	3,635	4,039
2.01.04.06	Social contribution (PIS/COFINS) payments	180	172
2.01.04.07	Other	115	96
2.01.05	Dividends payable		
2.01.06	Provisions	1,970	2,113
2.01.06.01	Vacation and salaries	1,970	2,113
2.01.07	Debt owed to affiliates		
2.01.08	Others	11,181	10,189
2.01.08.01	Salaries payable	20	31
2.01.08.02	Participation payable	538	755
2.01.08.03	Consumer charges payable	1,002	1,019
2.01.08.04	Interest on own capital payable	897	897
2.01.08.05	Indebtedness charges payable	205	229
2.01.08.06	Low-Income Consumers	5,470	4,647
2.01.08.07	Others	3,049	2,611
2.02	Long term liability	325,266	305,814
2.02.01	Loans and financing	54,979	56,587
2.02.02	Debentures	111,784	117,127
2.02.03	Provisions	2,902	2,902
2.02.04	Debt owed to affiliates	133,638	102,724
2.02.05	Others	21,963	26,474
2.02.05.01	Tax payable	11,722	12,541
2.02.05.02	Emergency Energy Rationing Program	8,184	8,184
2.02.05.03	Other	2,057	5,749
2.03	Results of future periods		
2.04	Minority participation		
2.05	Net equity	309,428	325,433
2.05.01	Paid in capital	334,335	334,335
2.05.01.01	Common Stock	127,909	127,909
2.05.01.02	Preferred Stock A	205,760	205,760
2.05.01.03	Preferred Stock B	666	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary Correction of capital	9,837	9,837
2.02.02.02	Subscription premium of shares	6,057	6,057
2.05.02.03	Special Monetary Correction	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserves	9,927	9,927
2.05.02.06	Treasury Shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Profit reserve	-	-
2.05.04.01	Legal reserve	-	-
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Contingency reserve	-	-
2.05.04.04	Reserve for future profits	-	-
2.05.04.05	Retained profits	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserve	-	-
2.05.05	Accumulated earnings/losses	(56,044)	(40,039)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-01/01/2003 to 03/31/2003	4-01/01/2003 to 03/31/2003	5-01/01/2002 to 03/31/2002	6-01/01/2002 to 03/31/2002
3.01	Gross revenue from sales/services	59,879	59,879	56,465	56,465
3.01.01	Gross revenue in the year	59,879	59,879	56,465	56,465
3.01.02	Extraordinary tariff recovery adjustment	-	-	-	-
3.01.03	Electricity sales - MAE adjusted	-	-	-	-
3.02	Deductions from gross revenue	(16,160)	(16,160)	(12,428)	(12,428)
3.02.01	Invoiced VAT (ICMS)	(12,287)	(12,287)	(9,312)	(9,312)
3.02.02	Social contributions (PIS/COFINS)	(2,929)	(2,929)	(2,181)	(2,181)
3.02.03	Quotas to the Global Reversion Reserve - *RGR*	(944)	(944)	(935)	(935)
3.03	Net revenue from sales/services	43,719	43,719	44.037	44.037
3.04	Cost of goods/services sold	(33,059)	(33,059)	(33.684)	(33.684)
3.04.01	Personnel	(5,404)	(5,404)	(5,317)	(5,317)
3.04.02	Material	(845)	(845)	(745)	(745)
3.04.03	Services rendered by third parties	(2,209)	(2,209)	(2,096)	(2,096)
3.04.04	Electric energy purchased for resale	(15,947)	(15,947)	(17,316)	(17,316)
3.04.05	Electric energy purchased-Extraordinary tariff recovery adjustment	-	-	-	-
3.04.06	Royalties on Hydro Resources	(119)	(119)	(98)	(98)
3.04.07	Electric Power Transportation Charge	(593)	(593)	(1,433)	(1,433)
3.04.08	Depreciation / Amortization	(3,323)	(3,323)	(3,422)	(3,422)
3.04.09	Fuel Quota Equalization	(2,739)	(2,739)	(1,694)	(1,694)
3.04.10	Provision for contingencies	(123)	(123)	20	20
3.04.11	Other expenses	(1,757)	(1,757)	(1,583)	(1,583)
3.05	Earnings before interest and taxes (EBIT)	10,660	10,660	10.353	10.353
3.06	Other Operating expenses/ revenue	(26,793)	(26,793)	(19,749)	(19,749)
3.06.01	Sales				
3.06.02	General and administrative				
3.06.03	Financial	(26,326)	(26,326)	(17,506)	(17,506)
3.06.03.01	Financial revenue	877	877	1,069	1,069
3.06.03.02	Financial expenses	(27,203)	(27,203)	(18,575)	(18,575)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses	(408)	(408)	(369)	(369)
3.06.05.01	Amortization of premium	(408)	(408)	(369)	(369)
3.06.06	Equity adjustment result	(59)	(59)	(1,874)	(1,874)
3.06.06.01	Equity adjustment	(59)	(59)	(1,874)	(1,874)
3.07	Operating income	(16,133)	(16,133)	(9,396)	(9,396)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

03.01 - INCOME STATEMENT (THOUSAND REAIS)

1 - Code	2 - Description	3-01/01/2003 to 03/31/2003	4-01/01/2003 to 03/31/2003	5-01/01/2002 to 03/31/2002	6-01/01/2002 to 03/31/2002
3.08	Non operating income	128	128	53	53
3.08.01	Revenue	350	350	172	172
3.08.02	Expenses	(222)	(222)	(119)	(119)
3.09	Earnings before tax / profit-sharing; minority participation	(16,005)	(16,005)	(9,343)	(9,343)
3.10	Provision for income tax and social contribution			2,294	2,294
3.11	Deferred income tax			554	554
3.11.01	Social Contribution			1,740	1,740
3.11.02	Income tax				
3.12	Profit sharing; minority shareholders/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversal of interests on capital				
3.15	Net income	(16,005)	(16,005)	(7,049)	(7,049)
	NUMBER OF SHARES, EXCEPT TREASURY SHARES (THOUSAND)	124,572,399	124,572,399	124,572,399	124,572,399
	EARNINGS PER SHARE				
	LOSS PER SHARE	0,00013	0,00013	0,00006	0,00006

04.01 - EXPLANATORY NOTES

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)

1 OPERATIONS

Companhia Força e Luz Cataguazes-Leopoldina is a concessionaire of electric energy public services, operating in 67 municipalities in the State of Minas Gerais and one in the State of Rio de Janeiro, providing services to approximately 291,636 consumers (quantity not reviewed by independent auditors).

Companhia Força e Luz Cataguazes-Leopoldina is also the Parent Company of other companies. The ownership percentages and information on these subsidiaries are shown in Notes 3, 10 and 11.

As of March 31, 2003, the Company had negative working capital of R$123,640 (R$99,921 in December 2002) for Parent Company, and R$421,635 (R$351,302 in December 2002) for consolidated. This imbalance arises from the Company's and its subsidiaries' need to obtain funding in the short-term capital market, in view of the imbalance caused by the lower operating income during the Emergency Energy Rationing Program (see Note 5), as well as from the postponement of 50% of the settlement of the sale and purchase of energy in the Wholesale Energy Market - MAE (see Note 4).

Management is negotiating with creditors the rescheduling of its debts from current to long-term maturities. Upon conclusion of such negotiations, estimated for the first half of 2003, management, based on projected results of the Company and its subsidiaries, expects to regain the Group's economic and financial balance and resume profitability.

2 PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared and are presented in accordance with accounting practices laid down by the Brazilian corporate law, regulations and provisions of the Brazilian Securities Commission - CVM - and specific legislation applicable to concessionaires of electric energy public services, established by the National Electric Energy Agency - ANEEL, especially the "Accounting Manual for Electric Energy Public Service", compulsorily applicable beginning January 1, 2002. For the preparation of the quarterly information (ITR), the accounting practices adopted are consistent with those used in preparing the financial statements as of December 31, 2002, published in the official press on March 28, 2003. Accordingly, the quarterly information (ITR) should be read together with the referred annual financial statements.

04.01 - EXPLANATORY NOTES

3 CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the financial statements of Companhia Força e Luz Cataguazes-Leopoldina and its subsidiaries as follows:

	Ownership interest
	March 2003 and December 2002
Subsidiaries:	
Energisa S.A. ("ENERGISA") (*)	50.07
Cia. de Eletricidade de Nova Friburgo ("CENF")	59.47
Multipar S.A.	99.96
Multiagro Ltda.	66.67
Teleserv S.A.	99.10
Telecabo S.A.	97.59
MCL Cabo S.A.	95.54
Cat-Leo Energia S.A. (**)	99.99

(*) Parent company of Energipe (99.62% of voting capital and 99.64% of total capital). Energipe is the parent company of CELB (99.13% of voting capital and 88.85% of total capital) and of Pbpart SE1 S.A. (50.1% of total and voting capital) which controls Saelpa (97.55% of voting capital and 82.83% of total capital).

(**) Joint Parent Company of Usina Termelétrica de Juiz de Fora S.A - UTEJF (50% of total and voting capital).

The consolidated financial statements were prepared based on the financial statements of the subsidiaries as of the same date of the Parent Company's and in accordance with the consolidation criteria provided for in the Brazilian Securities Commission - CVM Instruction No. 247/96.

Reconciliation between net income (loss) and shareholders' equity for the Company and consolidated as of March 31 is as follows:

	03/31/2003		03/31/2002	12/31/2002
	Net loss	Shareholders' equity	Net loss	Shareholders' equity
Company	(16,005)	309,428	(7,049)	325,433
Unrealized profit on transactions with subsidiaries (mainly sale of shareholding interest)	-	(36,681)	-	(37,116)
Profit realization	435	-	272	-
Consolidated	(15,570)	272,747	(6,777)	288,317

04.01 - EXPLANATORY NOTES

4 CONSUMERS AND CONCESSIONAIRES

Consumer classes	Parent Company		Consolidated	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
Residential	7,318	6,613	56,537	52,578
Industrial	6,245	5,834	38,843	35,049
Commercial, services and other activities	3,265	2,969	26,215	25,441
Rural	1,431	1,424	14,342	13,918
Public sector:				
Federal	26	23	4,976	7,167
State	271	244	7,246	10,436
Municipal	996	897	5,955	8,578
Public lighting	2,007	2,080	24,243	44,561
Public service	917	898	4,790	5,986
Subtotal - consumers	22,476	20,982	183,147	203,714
Concessionaires (*)	39,768	49,031	96,180	122,785
Unbilled sale	4,862	5,882	30,306	32,745
Total	67,106	75,895	309,633	359,244
Current portion	58,765	67,554	293,519	343,130
Long-term portion	8,341	8,341	16,114	16,114

(*) Include electricity sold on MAE - Wholesale energy market

The Company and its subsidiaries recorded the allowance for doubtful accounts of long past-due balances, following the technical criteria established by ANEEL.

The balance of the account consumers and concessionaires in March 31, 2003 includes receivables related to sale of energy in the MAE, in the amounts of R$37,510 and R$78,379, Parent Company and consolidated, respectively, for the period from September 2000 to March 2003, less the partial payment made until March 2003. These balances were determined based on calculations prepared and provided by MAE, together with internal estimates made by management. The payment of these amounts, including the balances recorded in current liabilities of R$1,311 and R$2,161, Parent Company and consolidated, respectively, related to electricity network usage charges, are scheduled as follows:

04.01 - EXPLANATORY NOTES

Receivables in MAE	Parent Company	Consolidated	Payment date
September 2000 to September 2002 (*)	26,512	42,177	May 2003
October 2002 to March 2003	81	13,148	June 2003
Portion related to injunctions granted	8,341	16,457	-
Portion not settled in sector companies' negotiation	2,576	6,597	-
	37,510	78,379	
(-) Electricity network usage charges	(1,311)	(2,161)	
	36,199	76,218	

(*) In consolidated, the amount of R$7,978 was deducted, which referring to electricity purchased on MAE by subsidiaries CELB and Saelpa, recorded under the caption "Suppliers" in current assets.

The payment of transactions performed in April 2003 is also scheduled for June 2003.

Beginning May 2003, transaction will be settled 30 days after the month closing.

The spot market energy amounts are subject to changes that may arise from the judgment of the legal actions filed by certain energy sector companies regarding the interpretation of prevailing market rules. These companies, not included in the rationing area, obtained a preliminary injunction that nullifies ANEEL´s Dispatch No. 288 of May 16, 2002, which was intended for clarifying for the companies the treatment and application of certain MAE accounting rules, included in the Overall Agreement for the Electric Energy Sector. These companies claim involves the energy supplied by Itaipu in the Southeast/Center West submarket during the rationing period from 2001 to 2002, when there was a significant discrepancy in spot market energy prices between the submarkets.

5 EXTRAORDINARY TARIFF RECOVERY

The extraordinary tariff recovery was instituted based on the provisions contained in Law No. 10,438 of April 26, 2002, and Resolution no. 91, of the Energy Crisis Management Committee - CGE, of December 21, 2001, and ANEEL Resolution no. 31, of January 24, 2002, made effective by the application of adjustments to the tariff rates in force beginning December 31, 2001.

This extraordinary tariff is aimed at the recovery of the economic and financial balance of the concession contract and was implemented to cover the losses arising from the Emergency Energy Rationing Program, during the period from June 1, 2001 to February 28, 2002.

The approved amounts related to the extraordinary tariff recovery and free energy are comprised as follows:

04.01 - EXPLANATORY NOTES

	Parent Company			Consolidated			
	Free energy	Portion A	Total	Extraordinary Tariff recovery	Free energy	Portion A	Total
Balances at December 31, 2002	5,854	6,209	12,063	83,350	62,109	16,655	162,114
Amortization	(2,271)	-	(2,271)	(9,844)	(2,271)	-	(12,115)
Monetary restatement	-	351	351	4,816	-	940	5,756
Balances at March 31, 2003	3,583	6,560	10,143	78,322	59,838	17,595	155,755
Current portion	3,583	5,547	9,130	39,290	5,544	5,547	50,381
Long-term portion	-	1,013	1,013	39,032	54,294	12,048	105,374

ANEEL Resolution No. 484 of August 29, 2002 established the extraordinary tariff adjustment - RTE for the energy supply tariff of electric energy distribution concessionaires over the following maximum periods, beginning January 2002: CFLCL (31 months); CENF (69 months); Energipe (55 months); CELB (90 months) and Saelpa (75 months). Based on internal projections, the Companies' management expects to realize all receivables within the terms defined by this Resolution.

6 LOW-INCOME CONSUMERS

Law No. 10,438 of April 26, 2002 set the guidelines for the classification into the residential low-income consumer subclass of a lower than 80kWh/month consumption unit, and Decree No. 4,336 of August 15, 2002 set out further rules for such classification, of units with monthly consumption between 80 and 220 kWh provided certain requirements are met.

Under the new classification, CFLCL and its subsidiaries have identified revenue losses of R$6,464 (R$4,524 in December 2002) for Parent Company, and R$48,678 (R$ 33,712 in December 2002) for consolidated, classified under the caption "Notes and other accounts receivable" in current assets. This revenue will be funded with additional dividends due to the Government by ELETROBRÁS, related to the additional revenues earned by electric power generation concessionaires, under federal control and, in case such dividends are insufficient, with funds from Global Reversion Quota RGR. Concurrently, the Company and its subsidiaries recorded a provision in current liabilities, in the account "Other", in the amount of R$6,875 (Parent Company) and R$55,950 (consolidated), out of which R$1,405 (Parent Company) and R$11,456 (consolidated) were repaid to consumers up to March 31, 2003.

04.01 - EXPLANATORY NOTES

7 RENEGOTIATED RECEIVABLES - CONSOLIDATED

Creditor	Debtor	Credit as of 03/31/2003	Monthly installments	Annual restatement index	Credit as of 12/31/2002
Saelpa	Cia. de Água e Esgotos da Paraíba - CAGEPA	13,234	16	IGP-DI	12,415
Saelpa	Governo do Estado da Paraíba	44,321	16	IGP-DI	40,915
Total		57,555			53,330
Current portion		46,277			32,692
Long-term portion		11,278			20,638

These credits are related to electricity consumption to June 2000, renegotiated in July 2000. The credit from Cagepa is guaranteed by Cagepa's revenues, and the Banco do Estado da Paraíba - Paraiban is the intermediary agent.

8 RECOVERABLE TAXES

	Parent Company		Consolidated	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
ICMS (state VAT)	3,414	2,726	33,229	27,540
IRRF (withholding income tax)	4,512	4,462	12,969	12,082
IRPJ (corporate income tax)	4,893	4,862	15,649	14,377
CSSL (social contribution tax)	2,513	2,482	7,276	6,908
Other	1,465	635	3,846	6,162
	16,797	15,167	72,969	67,069
Current portion	15,196	13,883	58,838	51,788
Long-term portion	1,601	1,284	14,131	15,281

04.01 - EXPLANATORY NOTES

9 TAX CREDITS

These represent tax credits for tax loss carryforwards. Income and social contribution taxes that affected net income as well as the offset of the tax credits recorded as follows:

	Parent Company		Consolidated	
Taxes per statement of income	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Loss before income and social contribution taxes	(16,005)	(9,343)	(3,461)	(4,819)
Income from income and social contribution taxes calculated at the effective rates	5,442	3,177	1,177	1,638
Adjustments:				
Permanent items	(122)	(729)	(106)	(1,568)
Unrecorded tax credits due to CVM Instruction No. 371	(5,261)	-	(9,882)	-
Others	(59)	(154)	(343)	(376)
Income (expense) from deferred income and social contribution taxes	-	2,294	(9,154)	(306)

Tax credit per balance sheet	03/31/2003	12/31/2002	03/31/2003	12/31/2002
Tax loss carryforwards - Income tax	35,811	31,943	136,407	140,444
Tax loss carryforwards - Social contribution tax	11,085	9,692	49,266	41,417
Total	46,896	41,635	185,673	181,861
Unrecorded tax credits due to CVM Instruction No. 371	(6,890)	(1,629)	(19,140)	(9,189)
Total	40,006	40,006	166,533	172,672

04.01 - EXPLANATORY NOTES

On July 1, 2002, CVM issued Instruction No. 371/02, which established new criteria for evaluation and disclosure of deferred tax credits.

In order to comply with the provisions contained in such Instruction, the realization of tax credits, Parent Company and consolidated, is estimated as follows:

	Realization of tax credits	
Estimated realization	Parent Company	Consolidated
2003	-	2,939
2004	-	13,445
2005	-	29,389
2006	10,799	40,043
2007	16,875	50,808
2008	12,332	29,909
Total recorded	40,006	166,533

The jointly-controlled subsidiary Usina Termelétrica de Juiz de Fora S.A.- UTEJF recorded in 2002 income and social contribution tax credits totaling R$9,436, corresponding to the Company's interest in this subsidiary. The jointly-controlled subsidiary's losses are mainly due to the fact that around 50% of its installed capacity was not contracted for 2002. Beginning 2003, UTEJF already has its production contracted, which, based on studies and projections prepared by management, and allied to the combined cycle operations of the power plant at the end of 2004, will make the realization of such tax credits feasible. In the first quarter of 2003, the jointly-controlled subsidiary recorded taxable income, offsetting part of the tax credits recorded in the prior year.

CFLCL and its subsidiary Energipe incurred in tax loss carryforwards in 2002 and in the first quarter of 2003 and recorded tax credits only on the amounts determined up to June 30, 2002, as set forth by CVM Resolution No. 273. Beginning on that date, as the requirements of Instruction No. 371 were not met, they have not recorded tax credits in the amounts of R$6,890 and R$19,140, Parent Company and consolidated, respectively, which, based on internal estimates, are to be realized starting 2009.

10 INVESTMENTS

	Parent Company		Consolidated	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
Investments in subsidiaries/associate	375,748	378,659	159	146
Goodwill on acquisition of investments	34,455	34,863	-	-
Investments stated at cost	10,128	10,410	10,524	10,806
	420,331	423,932	10,683	10,952

04.01 - EXPLANATORY NOTES

Information on investments in subsidiaries is as follows:

	Energisa S.A.	CENF	Multipar S.A.	Multiagro Ltda.	Teleserv S.A. (1)	Telecabo S.A.	Mcl Cabo S.A.	Cat-Leo Energia S/A	Cataguazes Serv. Aéreos (2)	03/31/2003	03/31/2002
Capital	755,904	15,600	3,553	5,550	1,140	300	168	13,151	120		
Number of shares and sharequotas held (thousand):											
Ordinaries	18,991	57,509	3,531	-	38	9	14	13,150	8		
Preferred	-	-	1	-	75	20	2	-	79		
Sharequotas	-	-	-	3,700	-	-	-	-	-		
Interest (%)	50.07	59.47	99.96	66.67	99.10	97.59	95.54	99.99	72.80		
Net income (loss)	(8,423)	456	6	(90)	(375)	-	-	4,300	18		
Shareholders'equity (deficit)	696,419	40,577	605	1,130	(1,881)	264	70	1,078	218		
Equity in subsidiaries	(4,217)	271	6	(60)	(372)	-	-	4,300	13	(59)	(1,874)
Investments	348,697	24,131	605	753	-	258	67	1,078	159	375,748	402,594

(1) The Company recorded a provision for the shareholders' deficit in its subsidiary Teleserv S.A in the amount of R$1,864, recorded in the account "Other" in long-term liabilities.
(2) Associated company - 20% of the voting capital and 72.8% of total capital.

11 TRANSACTIONS WITH RELATED PARTIES

Parent Company:

Financing	03/31/2003 Assets	03/31/2003 Liabilities	12/31/2002 Assets	12/31/2002 Liabilities
Saelpa	-	32,068	-	11,058
Pbpart Ltda	-	12,419	-	11,725
Pbpart SE 2 Ltda	-	30,456	-	37,464
Energipe	-	10,726	-	-
CENF	-	6,412	-	5,588
Gipar S.A.	-	3,032	-	966
Energisa	249	-	201	-
Itacatu S.A.	-	3,392	-	3,300
Latin America Energy	-	1,445	-	1,445
Alliant Energy do Brasil Ltda	-	33,688	-	31,178
	249	133,638	201	102,724
Multipar S.A.	132	-	44	-
Multiagro Ltda	1,381	-	1,358	-
Teleserv S.A.	12,638	-	12,438	-
Telecabo S.A.	1,970	-	1,911	-
MCL Cabo S.A.	455	-	448	-
Cat-Leo Energia S.A.	73,539	-	42,398	-
	90,115	-	58,597	-
Total	90,364	133,638	58,798	102,724

04.01 - EXPLANATORY NOTES

	Consolidated liabilities			
			Total	
	CFLCL	PBPART SE 1 S.A. (*)	03/31/2003	12/31/2002
Gipar S.A.	3,032	-	3,032	966
Itacatu S.A.	3,392	-	3,392	3,300
Latin America Energy	1,445	-	1,445	1,445
Alliant Energy do Brasil Ltda	33,688	132,688	166,376	169,395
	41,557	132,688	174,245	175,106

(*)Advance for future capital increase.

Financing agreements originate from commercial and financial transactions performed in the normal course of business and are subject to market interest.

Advances for future capital increase are not subject to financial charges.

Transactions performed:

Parent Company:

	Saelpa	Energisa S.A.	CENF	Energipe	Cat-Leo Energia S.A.	UTE JF	CELB	PBPart Ltda	PBPart SE 2	Itacatu	Gipar S.A.	Alliant	03/31/2003	03/31/2002
Services rendering	168	-	1,594	162	60	25	157	-	-	-	-	-	2,166	1,884
Purchase of electric energy	-	-	-	-	(2,743)	(1,863)	-	-	-	-	-	-	(4,606)	(4,371)
Equipment lease	5	-	12	-	6	-	12	-	-	-	-	-	35	24
Financial revenues (expenses)	(1,082)	17	(593)	(242)	-	-	-	(913)	(2,155)	(240)	(2,197)	(2,289)	(9,694)	(2,469)
Connection cost and use	-	-	-	-	77	131	-	-	-	-	-	-	208	-

Consolidated:

	Gipar S.A.	Itacatu S.A.	Alliant Ltda	Total	
				03/31/2003	03/31/2002
Financial expenses	2,197	240	2,289	4,726	752

CFLCL performed services to its subsidiaries, in the administrative and support areas. Such transactions are supported by credit facility agreements and have been submitted to ANEEL' s review and approval.

04.01 - EXPLANATORY NOTES

12 GOODWILL ON ACQUISITION OF INVESTMENTS

The goodwill paid on the acquisitions of CENF, Energipe, Saelpa and Celb has been amortized over the concession period based on a profitability curve projected for these subsidiaries. As of March 31, 2003, such goodwill amortization is estimated as follows:

Amortization period	Parent Company	Consolidated
2003 to 2004	2,939	34,953
2005 to 2006	3,704	46,095
2007 to 2008	3,984	54,340
2009 to 2010	4,405	58,325
2011 to 2012	4,870	62,557
2013 and thereafter	14,553	656,908
Total	34,455	913,178
Classified as :		
Investments	34,455	-
Property, plant and equipment	-	482,356
Deferred charges	-	430,822

04.01 - EXPLANATORY NOTES

13 LOANS AND FINANCINGS

	Parent Company		Consolidated	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
In local currency, interest of up to 6.5% p.a. and monetary restatement based on the long-term interest rate TJLP (Finame, Banese and BNDES)	49,469	51,630	460,669	462,114
In local currency, interest of 1%p.a . and monetary restatetment based on Selic (BNDES)	2,055	2,701	80,828	82,996
In local currency, interest of up to 8% p.a. and Finel variation, RGR (Eletrobrás)	16,584	15,395	47,031	41,495
In local currency, interest of up to 10% p.a. and monetary restatetment based on IGP-DI variation (Inergus)	-	-	15,896	15,439
In local currency, interest of 1% p.m. and monetary restatetment based on TR, referential rate variation (Funasa)	-	-	5,552	5,763
In local currency, interest from 2% to 19.56% p.a. above CDI (Banks: Mercantil, Rural, Unibanco, BNL, Schahin, ABC Brasil, Itaú, HSBC, BBA Creditanstalt, BBM, Brascan, Bic Banco, Bradesco, BVA, Santos, Sofisa e Industrial	95,048	110,316	223,958	263,274
In local currency, interest of 4.5% p.a. and monetary restatement based on UMBND variation (BNDES)	-	-	54,899	57,423
In local currency, interest of 0.75% p.m. and monetary restatement based on TBF variation (Banese)	-	-	4,386	6,413
In local currency, interest of 4.5% p.a. and monetary restatement based on CDI variation (BNDES) variation of CDI (BNDES)	-	-	51,834	49,036
Total local currency	163,156	180,042	945,053	983,953
In foreign currency (US$), interest of 7.255% p.a. and exchange variation (Unibanco and Banco Real)	-	-	13,972	16,195
Total	163,156	180,042	959,025	1,000,148
Current portion	108,177	123,455	462,983	488,489
Long-term portion	54,979	56,587	496,042	511,659

Consolidated data includes the financing obtained by Pbpart Ltda. from BNDES, in the amount of R$45,166 (R$44,363 in December 2002), for acquisition of shareholding control of CELB, and the financing obtained by Pbpart SE2 Ltda., in the amount of R$19,795 (R$19,690 in December 2002), for acquisition of shareholding control of Saelpa, both guaranteed by the purchased shares.

Financing obtained from other financial institutions is guaranteed by portions of the revenues of the Company and its subsidiaries, in an amount equivalent to the balance of respective financing operations.

04.01 - EXPLANATORY NOTES

Financing obtained from Finame, the Government Agency for Machinery and Equipment Financing, is guaranteed by the financed equipment.

Loans and financing obtained from BNDES by the Company and its subsidiaries Cat-leo Energia S.A. and UTE-JF are guaranteed by portions of the revenues of these companies, the financed asset items, by Energisa S.A. (a related-party), and security of Cat-Leo Energia S.A.'s and UTE-JF's shares.

These subsidiaries' agreements also contain restrictive covenants and provide for maintenance of minimum financial ratios. These contractual provisions are summarized as follows:

- The debtor shall not pledge, without previous consent by the BNDES (National Bank for Economic and Social Development), any guarantee to other creditors, without pleding the same guarantee to the BNDES.(Cat-Leo and UTE-JF)

- Maintenance of financial ratios

  a) Capitalization ratio equal to or greater than 20% (UTE-JF);
  b) Current liquidity ratio greater than or equal to 1.2 (UTE-JF);
  c) EBITDA margin greater than or equal to 0.30 beginning 2004 (UTE-JF);
  d) Debt Coverage Ratio equal to or greater than 1.3 (Cat-Leo and UTE-JF).

Cat-leo Energia S.A. and UTE-JF have obtained authorization from BNDES to ensure minimum financial ratio requirements are postponed (for UTE-JF, effective beginning December 31, 2003). Based on internal financial projections, management estimates that the minimum financial ratios, as well as all the other requirements to postpone immediate repayment of such loans and financing, will be achieved.

Under such agreements, minimum funds shall be maintained in a restrictive account for payment of principal and interest amounts. As of March 31, 2003, the balance related to payment of the BNDES interest recorded under the caption "Marketable securities", in current assets, was R$14,156 (consolidated).

Long-term financing matures as follows:

	03/31/2003	
	Parent Company	Consolidated
2004	10,728	151,739
2005	13,629	127,716
2006	13,285	45,117
2007	9,799	33,613
2008	651	19,716
2009	651	17,961
After 2009	6,236	100,180
	54,979	496,042

04.01 - EXPLANATORY NOTES

14 PROVISION FOR CONTINGENCIES

The balance of the provision for contingencies of R$2,902 (R$102,368, consolidated) takes into consideration the management's estimate of probable losses, together with the opinion of its legal counsel, and other information as of the date of the financial statement preparation, which is consistent with the procedure adopted at 2002 yearend. For ongoing litigation, the Company has escrow deposits amounting to R$463 (R$27,276, consolidated).

This balance, classified by nature, is as follows:

Contingencies	Parent Company		Consolidated	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
Labor	778	778	33,222	33,222
Civil	1,215	1,215	29,757	29,757
Tax	909	909	39,389	39,749
Total	2,902	2,902	102,368	102,728

15 TAXES INSTALLMENT PAYMENT

In 2000, subsidiaries CENF and Saelpa adhered to the Tax Recovery Program - REFIS. CFLCL and its subsidiaries Saelpa, Energipe, and UTEJF, have also paid their ICMS debts in installment to the State Governments. As of March 31, 2003, such tax debts amount to R$9,735 (Parent Company), and R$136,424 (consolidated) and are recorded under the headings "Taxes and social contributions" in current liabilities, and "taxes payable" in long-term liabilities, scheduled to be paid as follows:

Year	Parent Company	Consolidated
2003	3,815	93,430
2004	3,824	30,491
2005	2,096	9,708
Thereafter	-	2,795
Total	9,735	136,424
Current portion	3,815	93,430
Long-term portion	5,920	42,994

16 CAPITAL - PARENT COMPANY

Subscribed and paid-in capital is represented by 48,662,898,398 common shares, 78,280,837,239 class "A" preferred shares and 253,492,770 class "B" preferred shares, without par value. Class "A" preferred shares have no voting rights but have priority for reimbursement of capital in case of Company's liquidation and for distribution of noncumulative minimum dividends of 10% p.a. Class "B" preferred shares have no voting rights but have priority in distribution of non-cumulative fixed dividends of 6% p.a.

04.01 - EXPLANATORY NOTES

The Company's by-laws provide for the distribution of minimum mandatory dividends of 25% on adjusted net income.

The Company's Board of Directors, at the meeting held on May 25, 2000, authorized the acquisition, for treasury and later sale, of up to 200,000,000 common shares, 2,700,000,000 class "A" preferred shares and 25,000,000 class "B" preferred shares issued by the Company. By December 31, 2002, 16,554,955 common shares and 2,608,274,448 class "A" preferred shares had been acquired, and were recorded under the caption Treasury Stock, classified under shareholders' equity in the amount of R$5,245.

17 ELECTRICITY SOLD TO FINAL CONSUMERS

a) Parent Company

	Not reviewed by independent auditors					
	Number of consumers		MWh		R$	
	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Residential	220,446	216,058	79,866	69,239	25,601	18,702
Industrial	3,237	3,115	78,536	74,683	12,655	9,913
Commercial	26,387	26,191	36,031	31,427	9,551	7,593
Rural	37,968	35,418	25,445	22,534	4,465	3,493
Public sector:						
Federal	41	40	72	63	48	57
State	380	373	1,521	1,338	362	295
Municipal	2,358	2,316	3,204	2,818	845	662
Public lighting	212	201	14,553	10,336	2,299	1,484
Public service	463	402	8,213	7,357	1,390	1,140
Own consumption	144	144	583	456	-	-
Subtotal	291,636	284,258	248,024	220,251	57,216	43,339
ICMS	-	-	-	-	(12,287)	(9,312)
Extraordinary tariff recovery	-	-	-	3,992	-	(55)
Electric energy supply	-	1	8,178	63,506	39	8,874
Unbilled sales (net)	-	-	(5,173)	4,250	(1,020)	751
Other billed services	-	-	-	-	3,644	3,556
Total	291,636	284,259	251,029	291,999	47,592	47,153

04.01 - EXPLANATORY NOTES

b) Consolidated

	Not reviewed by independent auditors					
	Number of consumers (*)		MWh		R$	
	03/31/2003	03/31/2002	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Residential	1,469,271	1,432,343	446,239	361,585	113,821	79,462
Industrial	11,881	11,729	521,358	455,308	65,332	46,807
Commercial	121,107	129,265	222,154	193,240	50,892	40,732
Rural	92,649	77,640	77,486	57,018	9,952	7,229
Public sector:						
Federal	667	583	13,359	10,002	4,062	2,917
State	6,766	6,004	21,034	15,437	4,662	3,274
Municipal	11,996	10,573	20,045	15,340	3,398	2,508
Public lighting	1,158	1,413	84,905	69,226	10,642	8,286
Public service	1,582	1,451	81,640	70,199	9,994	8,084
Own consumption	335	363	2,306	1,457	-	-
Subtotal	1,717,412	1,671,364	1,490,526	1,248,812	272,755	199,299
Value-added tax (ICMS)	-	-	-	-	(52,577)	(39,757)
Extraordinary tariff recovery	-	-	-	100,327	-	24,382
Energy sold - MAE adjustment	15	9	52,269	197,423	10,665	22,542
Electric energy supply	-	-	(16,889)	22,997	(2,439)	4,038
Unbilled sales (net)	-	-	-	-	3,933	4,791
Other billed services	1,717,427	1,671,373	1,525,906	1,569,559	232,337	215,295

(*) Sum of CFLCL, Energipe, CELB, Saelpa and CENF consumers.

18 MANAGEMENT COMPENSATION

For the quarter ended March 31, 2003, Personnel expenses includes the amount of R$341(R$386 in the same period of 2002), for Parent Company, and R$1,251 (R$1,376 in the same period of 2002), for consolidated, referring to management compensation.

19 INSURANCE

Amounts insured are determined and contracted on technical bases and are considered sufficient to cover eventual losses arising from permanent assets and inventories claims.

04.01 - EXPLANATORY NOTES

20 FINANCIAL INSTRUMENTS (CVM INSTRUCTION NO. 235/95)

Financial instruments, assets and liabilities, are recorded in balance sheet accounts at compatible market values.

For the quarter ended March 31, 2003, the Company and its subsidiaries do not have derivative instruments.

21 SUPPLEMENTARY RETIREMENT AND PENSION PLANS

The Company and subsidiaries CENF, Energipe, Saelpa, and CELB sponsor supplementary retirement and pension plans for their employees, either defined contribution (CFLCL and CENF) or defined benefit (Energipe, Saelpa, and CELB). Defined benefit plans are evaluated on an actuarial basis at each yearend, aiming at checking whether contributions are sufficient to set up reserves required to meet current and future payment commitments.

For the first quarter of 2003, such plan sponsorship expenses were R$122 (Parent Company) and R$1,438 (consolidated).

The retirement and pension plans sponsored by Energipe and Saelpa recorded, as of March 31, 2003, an estimated actuarial deficit of R$22,874 (R$1,389 in current liabilities and R$21,485 in long-term liabilities) and R$28,877 (R$3,865 in current liabilities and R$25,012 in long-term liabilities), respectively. For consolidated, the amount of R$5,254 is recorded in current liabilities and R$46,497 in long-term liabilities.

22 SUBSEQUENT EVENTS

On April 29, 2003, the Board of Directors of the Company and its subsidiary Energipe published notices calling their shareholders to participate at the Extraordinary Shareholders' Meetings to be held on May 15, 2003, in order to reach a decision on the debt restructuring of the companies through issue of debentures in the amount of up to R$130 million for the Company, and up to R$250 million for Energipe, as well as on the rescheduling of existing liabilities with creditors and suppliers.

The debentures, not convertible into shares, will be issued in two series for the Company and up to 12 series for Energipe, under floating guarantee plus an additional guarantee package, with maximum maturity of 54 and 72 months, respectively.

On the same date, Companhia Força e Luz Cataguazes-Leopoldina published a rights offering which set the terms for its shareholders to subscribe to the capital increase of R$20 million, namely:

- Subscription price: R$3.00 per thousand common or class "A" preferred shares;
- Form of subscription: in local currency and/or with receivables from the Company.
- Subscription ratio: 5.25 new shares per 100 shares of the same type as those currently held;

04.01 - EXPLANATORY NOTES

- Preemptive right validity time period: April 30, 2003 to May 30, 2003.

The new shares are ensured the same rights to which currently held shares of the same type are entitled, and participation in the payment of dividends and/or interest on capital.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Dear Shareholders:

We believe it is important to highlight the following facts relating to the first quarter 2003:

Consolidated sales of electric energy in the quarter reflect an increase of 19.4%

Energy consumption in Northeast shows greater recovery

Consolidated electricity sales of Cataguazes-Leopoldina (CFLCL) increased 19.4% in this first 1st quarter when compared to the same quarter of last year, however, such performance still below expectations, when compared to the consolidated volume sold in the 1st quarter of 2001, a period in which the market had not yet sustained the consequences of energy rationing, the sales level being up just 0.7%. Electricity sales in the Northeast, specifically in the subsidiaries Energipe, CELB and Saelpa, indicate a faster market recovery after rationing compared to the sales pick up from CFLCL and CENF, the later two operating in the Brazilian Southeast region.. Compared to the 1st quarter of 2001 (without rationing), consolidated sales of the 1st quarter of 2003 of the subsidiaries operating in the Northeast region were up 2.6%, however, in the Southeast the electricity volume sold by CFLCL and CENF is down 5.9%. Thus average consumption per capita of consumers served by Energipe, CELB and Saelpa shows an increase of 21.9%, rising from an average of 260 KWh in January and February 2002 (last two months of rationing period), to an average of 317 KWh during the 1st quarter of 2003. Average per capita consumption increase of the CFLCL and CENF consumers in the same period is lower than northeast ones, at 13.2% (up from 258 KWh to 292 KWh). Below is the sales variation for the 1st quarter of 2003, compared to the same quarters of 2002 and 2001.

Electricity Sales

	Sales (GWh) 1st Quarter of 2003	Change % 1st QT 2003 / 1st QT 2002	Change % 1st QT 2003 / 1st QT 2001
Companies in Southeast			
CFLCL	248	12.6	- 4.6
CENF	70	15.3	- 9.1
Subtotal Southeast	318	13.6	- 5.9
Companies in Northeast			
Energipe	474	20.8	+ 2.4
CELB	131	21.4	- 2.2
Saelpa	568	21.6	+ 4.0
Subtotal Northeast	1,173	21.1	+ 2.6
Total Southeast + Northeast	**1,491**	**19.4**	**0.7**

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Revenue and Cash Generation

During the 1st quarter of 2003, CFLCL recorded consolidated gross operating revenue of R$284,914 thousand (R$59,879 thousand at parent company), that is, 11.7% up on the same period in 2002, at R$255,052 thousand (R$56,465 thousand at parent company).

Consolidated operating cash generation, measured by the EBITDA, was up 31.6% over the 1st quarter of 2002, totaling R$68,789 thousand (R$13,983 thousand at parent company), representing a consolidated EBITDA margin of 32.0% (25.8% in 2002).

Below is the evolution of cash generation (EBITDA) of the Cataguazes-Leopoldina Group (distribution entities only) during the first three months of the current business year:

Cash Flow Generation (Adjusted EBITDA)

- In R$ thousand -

	1st Quarter	
Company	2003	2002
CFLCL	13.983	13.775
CENF	1.053	4.974
Energipe	12.345	12.887
Saelpa	32.148	14.996
CELB	2.235	663
Consolidated EBITDA (*)	**68.789**	**52.284**
Consolidated EBITDA Margin (%)	32,0	25,8

(*) EBITDA = Earnings before interest tax depreciation and amortization of all entities.

Indebtedness profile harms results

As mentioned previously, the electric energy rationing period which ended in February 2002 caused a drop in the consolidated operating income of Cataguazes-Leopoldina. This fact, coupled with the consolidated debts of Cataguazes-Leopoldina, in the total approximate amount of R$1.2 billion and with delays in the receipt of its credits from Brazilian Treasury and the postponement of 50% of the MAE settlement related to the period from September 2000 to December 2002, in the approximate amount of R$140 million (approximately R$89 million not received at March 31, 2003), obliged Cataguazes-Leopoldina to obtain short-term financing in the domestic loan market, subject to heavier financial charges. Consequently,

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

in the 1st quarter of 2003, Cataguazes-Leopoldina recorded a negative consolidated result of R$15,570 thousand (R$16,005 thousand at parent company CFLCL).

Results for the 1st Quarter

	Parent Company		Consolidated	
Amounts in R$ thousand	2003	2002	2003	2002
Gross Operating Revenue	59,879	56,465	284,914	255,052
Net Operating Revenue	**43,719**	**44,037**	**215,180**	**202,649**
Controllable expenses	(10,338)	(9,524)	(44,876)	(41,151)
Results of the Electric Utility Services	**10,660**	**10,353**	**55,453**	**39,828**
Financial expenses, net	(26,326)	(17,506)	(55,175)	(37,187)
Loss for the period	**(16,005)**	**(7,049)**	**(15,570)**	**(6,777)**

CFLCL is implementing a debt restructure program for Cataguazes-Leopoldina Group in the total approximate amount of R$520 million, by the following means: (i) issue of debentures in a maximum total amount of R$130 million by parent company CFLCL and a maximum of R$250 million by the subsidiary Energipe; (ii) debt rescheduling in the total amount of R$140 million and (iii) capital increase at CFLCL in the amount of R$20 million.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

The main commercial and financial data, individually and consolidated, for Cataguazes-Leopoldina Group distributors and generators at March 31, 2003 are set forth below:

	CFLCL	CENF	Energipe	CELB	Saelpa	Cat-Leo (*)	Consolidado
Number of Employees	717	94	767	218	1,549	69	3,474
Number of Consumers (thousand)	292	71	423	128	803	-	1,717
GWh Sold to Retail Market	248	70	474	131	568	-	1,491
Financial Data (R$ thousand)							
Total Assets	856,800	77,477	1,210,417	86,867	670,545	280,945	2,775,233
Cash and Cash Equivalents	3,783	2,690	6,108	2,356	9,660	19,462	44,352
Indebtness	314,807	13,749	384,926	37,026	157,800	170,302	1,162,617
Shareholders' Equity	309,428	40,577	655,105	12,153	137,173	1,078	272,747
Gross Operating Revenue	59,879	14,614	82,358	20,100	102,470	12,659	284,914
Net Operating Revenue	43,719	10,554	62,346	16,015	77,790	12,033	215,180
Results of the Electric Utility Services	10,660	433	8,948	1,471	27,900	6,229	55,453
Net Income (Loss)	(16,005)	456	(7,965)	1,244	11,310	4,300	(15,570)
Cash Flow Generation (Adjusted EBITDA)	13,983	1,053	12,345	2,235	32,148	7,178	68,789
Adjusted EBITDA / Net Revenue	32.0	10.0	19.8	14.0	41.3	59.7	32.0

(*) Consolidated. A Cat-Leo Energia is the Parent Company of Usina Termelétrica de Juiz de Fora.

Boards of Directors of CFLCL and Energipe call Meetings for debenture issuance

Extraordinary Shareholders Meetings have been called by the Boards of Directors of CFLCL and its subsidiary company Energipe for the coming May 15 in order to approve the Debt Rescheduling Program of Cataguazes-Leopoldina Group, by issuance of debentures and rescheduling of debt owed to creditors and suppliers.

The debentures to be issued by CFLCL (in the maximum amount of R$130 million) and Energipe (in the maximum amount of R$250 million) shall be secured by a floating guarantee, are not convertible into shares and shall have a maximum maturity of 54 and 72 months, respectively, as of the issue date.

Board of Directors approves a capital increase of R$20 million

Under the scope of Cataguazes-Leopoldina's debt reduction program, on April 29, 2003, the Board of Directors approced a capital increase in the amount of R$20 million by private subscription in the proportion of 5.25 new shares for each group of 100 shares currently held. The subscription price is R$3.00 per lot of one thousand shares, to be paid in cash and/or credits against Company, within 2 business days as of the end of the preference period, which begins on April 30, 2003 and ends on May 30, 2003.

05.01 - COMMENTARY ON THE QUARTERLY PERFORMANCE OF THE COMPANY

Consolidated investment amount to R$47.6 million

During the quarter, CFLCL and its subsidiary companies Cat-Leo Energia, Usina Termelétrica de Juiz de Fora, CENF, Energipe, CELB and Saelpa invested R$47,603 thousand of which 65% was in energy generation.

PCH Ponte, having installed power of 24.4 MW and annual production capacity of 136 GWh, entered its commercial operations test phase at the end of last April. This small Hydro Electric Plant is one of the five generation projects which are at different stages of construction, being built by subsidiary company CAT-LEO Energia. Another project in its final installation stage is the PCH Granada, with 15.8 MW and an annual production capacity of approximately 66 GWh, scheduled to start operations at the end of this coming June

Investments

Amounts in R$ thousand	CFLCL (*)	CENF	Energipe	CELB	Saelpa	Total
. Generation	30,802	-	11	-	-	30,813
. Transmission and Distribution	4,938	472	5,948	813	3,891	16,062
. Other services	578	44	71	-	35	728
Total	36,318	516	6,030	813	3,926	47,603

(*) Includes investment in generation of Cat-Leo Energia (R$28.351 thousand) and Usina Termelétrica de Juiz de Fora (R$2.151 thousand).

Share performance at Bovespa

During the first three months of 2003, CFLCL's class "A" preferred shares fell 8.3% at the São Paulo Stock Exchange (Bovespa). The Electric Energy Sector Index (*IEE*) fell 11.5%. At the end of last March, CFLCL's class "A" preferred shares were traded at R$1.10 per lot of one thousand shares, with their equity value at R$2.48 per thousand shares.

Management.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.01 - CONSOLIDATED BALANCE SHEET ASSETS THOUSAND REAIS

1 - CODE	2 - DESCRIPTION	3-03/31/2003	4-12/31/2002
1	Total assets	2,775,233	2,752,649
1.01	Current assets	536,935	536,779
1.01.01	Cash on hand	44,352	55,092
1.01.01.01	Cash and banks	24,631	32,233
1.01.01.02	Marketable securities	5,565	10,599
1.01.01.03	Blocked deposits	14,156	12,260
1.01.02	Credits	365,011	384,163
1.01.02.01	Accounts receivable from Clients/Consumers	293,519	343,130
1.01.02.02	Notes and other accounts receivable	48,772	56,378
1.01.02.03	Renegotiated receivables	46,277	32,692
1.01.02.04	Extraordinary tariff recovery	50,381	46,803
1.01.02.05	(-) Allowance for doubtful accounts	(73,938)	(94,840)
1.01.03	Stocks Inventory	3,111	3,618
1.01.04	Other	124,461	93,906
1.01.04.01	Recoverable taxes	58,838	51,788
1.01.04.02	Low-Income Consumers	48,678	33,712
1.01.04.03	Prepaid expenses	6,605	5,893
1.01.04.04	Other	10,340	2,513
1.02	Long term assets	436,772	435,376
1.02.01	Miscellaneous credits	175,453	169,578
1.02.01.01	Accounts receivable from Clients/Consumers	16,114	16,114
1.02.01.02	Notes and other accounts receivable	42,687	17,515
1.02.01.03	Renegotiated receivables	11,278	20,638
1.02.01.04	Extraordinary tariff recovery	105,374	115,311
1.02.02	Credits with Affiliated Persons		
1.02.02.01	Credits with Affiliated Companies		
1.02.02.02	Subsidiaries		
1.02.02.03	Other related entities		
1.02.03	Others	261,319	265,798
1.02.03.01	Judicial deposits	27,276	26,096
1.02.03.02	Tax credits	166,533	172,672
1.02.03.03	Recoverable taxes	14,131	15,281
1.02.03.04	Emergency Energy Rationing Program	43,062	43,062
1.02.03.05	Others	10,317	8,687
1.03	Permanent assets	1,801,526	1,780,494
1.03.01	Investments	10,683	10,952
1.03.01.01	Holdings in affiliates	159	146
1.03.01.01.01	Cataguases Serviços Áereos	159	146
1.03.01.02	Holdings in subsidiaries		
1.03.01.03	Other investments	10,524	10,806
1.03.02	Fixed assets	1,356,578	1,334,044
1.03.02.01	Hydraulic Production	146,353	146,218
1.03.02.02	Transmission System associated to Production	16,891	15,729
1.03.02.03	Distribution of Lines/ Nets/Substations	848,591	844,258
1.03.02.04	Sales	86,032	86,032
1.03.02.05	Administration	81,958	81,005
1.03.02.06	Current fixed assets	217,543	183,516
1.03.02.07	(-) Accumulated Depreciation	(386,861)	(375,664)
1.03.02.08	Premium in incorporated company	538,012	538,012
1.03.02.09	(-)Goodwill premium amortization	(55,656)	(52,141)
1.03.02.09	(-) Special Obligations	(136,285)	(132,921)
1.03.03	Deferred	434,265	435,498
1.03.03.01	Goodwill premium at investments	430,822	432,026
1.03.03.02	Software Acquisition Costs	4,050	3,959
1.03.03.03	(-) Accumulated Amortization	(607)	(487)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-03/31/2003	4-12/31/2002
2	Total liabilities	2,775,233	2,752,649
2.01	Current liabilities	958,570	888,081
2.01.01	Loans and financing	462,983	488,489
2.01.02	Debentures	38,712	35,706
2.01.03	Suppliers	168,700	127,752
2.01.04	Taxes, fees and contributions	172,293	134,400
2.01.04.01	VAT (ICMS) payable	25,332	28,472
2.01.04.02	Social charges payable	5,857	4,453
2.01.04.03	Income tax and social contributions payable	2,436	733
2.01.04.04	Social contribution (PIS / Cofins) payable	36,690	23,685
2.01.04.05	Income tax withheld at the source	6,918	4,937
2.01.04.06	PIS/COFINS/INSS payments	1,271	836
2.01.04.07	VAT ICMS payments	86,072	62,924
2.01.04.08	REFIS	5,861	7,760
2.01.04.09	Income tax and social contributions payments	226	215
2.01.04.10	Others	1,630	385
2.01.05	Dividends payable		
2.01.06	Provisions	14,732	14,970
2.01.06.01	Provisions for vacations and salaries	14,732	14,970
2.01.07	Debt owed to affiliates		
2.01.08	Others	101,150	86,764
2.01.08.01	Salaries payable	1,371	1,584
2.01.08.02	Consumer charges payable	8,391	8,866
2.01.08.03	Interest on own capital payable	3,916	3,916
2.01.08.04	Incumbency of debts	11,539	5,140
2.01.08.05	Low-Income Consumers	44,494	38,523
2.01.08.06	Others	31,439	28,735
2.02	Long term liability	1,071,797	1,107,087
2.02.01	Loans and financing	496,042	511,659
2.02.02	Debentures	111,784	117,127
2.02.03	Provisions	102,368	102,728
2.02.04	Debt owed to affiliates	174,245	175,106
2.02.05	Others	187,358	200,467
2.02.05.01	Suppliers	49,268	53,927
2.02.05.02	Deferred income tax	3,894	4,032
2.02.05.03	Taxes payable	53,573	64,557
2.02.05.04	Provision for actuarial deficit	46,497	46,188
2.02.05.05	Emergency Energy Rationing Program	30,733	30,733
2.02.05.06	Others	3,393	1,030
2.03	Results of future periods		
2.04	Minority participation	472,119	469,164
2.05	Net equity	272,747	288,317
2.05.01	Paid in capital	334,335	334,335
2.05.01.01	Common stocks	127,909	127,909
2.05.01.02	Preferred stocks A	205,760	205,760
2.05.01.03	Preferred stocks B	666	666
2.05.02	Capital reserve	31,137	31,137
2.05.02.01	Monetary correction of capital	9,837	9,837
2.05.02.02	Premium subscription of shares	6,057	6,057
2.05.02.03	Special monetary correction of capital	4,175	4,175
2.05.02.04	Remuneration of fixed assets in progress	6,386	6,386
2.05.02.05	Investment subsidy reserve	9,927	9,927
2.05.02.06	Treasury shares	(5,245)	(5,245)
2.05.03	Revaluation reserve	-	-
2.05.03.01	Own assets	-	-
2.05.03.02	Subsidiaries/affiliates	-	-
2.05.04	Profit reserve	-	-
2.05.04.01	Legal reserve	-	-

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

06.02 - CONSOLIDATED BALANCE SHEET LIABILITIES (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-03/31/2003	4-12/31/2002
2.05.04.02	Statutory reserve	-	-
2.05.04.03	Contingency reserve	-	-
2.05.04.04	Reserve for future profits	-	-
2.05.04.05	Retained profit	-	-
2.05.04.06	Special reserve for undistributed dividends	-	-
2.05.04.07	Other income reserve	-	-
2.05.05	Accumulated earnings/losses	(92,725)	(77,155)

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT (THOUSAND REAIS)

1 - CODE	2 - DESCRIPTION	3-01/01/2003 to 03/31/2003	4-01/01/2002 to 03/31/2002	5-01/01/2002 to 03/31/2002	5-01/01/2002 to 03/31/2002
3.01	Gross revenue from sales/services	284,914	284,914	255,052	255,052
3.01.01	Gross revenue in the year	284,914	284,914	255,052	255,052
3.01.02	Extraordinary tariff recovery adjustment	-	-	-	-
3.01.03	Electricity sales - MAE adjusted	-	-	-	-
3.02	Deductions from gross revenue	(69,734)	(69,734)	(52,403)	(52,403)
3.02.01	Invoiced ICMS	(52,577)	(52,577)	(39,757)	(39,757)
3.02.02	Pis, Cofins, and ISS	(13,798)	(13,798)	(9,711)	(9,711)
3.02.03	Quotas to the Global Reversion Reserve - RGR	(3,359)	(3,359)	(2,935)	(2,935)
3.03	Net revenue from sales/services	215,180	215,180	202.649	202.649
3.04	Cost of goods/services sold	(159,727)	(159,727)	(162,821)	(162,821)
3.04.01	Personnel	(24,855)	(24,855)	(21,793)	(21,793)
3.04.02	Material	(3,274)	(3,274)	(3,133)	(3,133)
3.04.03	Services rendered by third parties	(11,834)	(11,834)	(11,727)	(11,727)
3.04.04	Electric energy purchased for resale	(92,959)	(92,959)	(89,447)	(89,447)
3.04.05	Electric energy purchased-Extraordinary tariff recovery adjustment	-	-	-	-
3.04.06	Electric energy purchased-MAE reversal	-	-	-	-
3.04.07	Royalties on Hydro Resources	(119)	(119)	(98)	(98)
3.04.08	Electric Potency Transportation Charge	(14,276)	(14,276)	(13,809)	(13,809)
3.04.09	Depreciation / Amortization	(13,336)	(13,336)	(12,456)	(12,456)
3.04.10	Fuel quota equalization -CCC	(12,649)	(12,649)	(5,516)	(5,516)
3.04.11	Provision (reversion) for contingencies	18,488	18,488	(344)	(344)
3.04.12	Other expenses	(4,913)	(4,913)	(4,498)	(4,498)
3.05	Earnings before interest and taxes (EBIT)	55,453	55,453	39,828	39,828
3.06	Other operating expenses	(59,881)	(59,881)	(42,025)	(42,025)
3.06.01	Sales				
3.06.02	General and administrative				
3.06.03	Financial results	(55,175)	(55,175)	(37,187)	(37,187)
3.06.03.01	Financial revenue	9,263	9,263	5,778	5,778
3.06.03.02	Financial expenses	(64,438)	(64,438)	(42,965)	(42,965)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses	(4,719)	(4,719)	(4,838)	(4,838)
3.06.05.01	Premium Amortization	(4,719)	(4,719)	(4,838)	(4,838)
3.06.06	Equity adjustment result	13	13		

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

07.01 - CONSOLIDATED INCOME STATEMENT

1 - CODE	2 - DESCRIPTION	3-01/01/2003 to 03/31/2003	4-01/01/2002 to 03/31/2002	5-01/01/2003 to 03/31/2003	5-01/01/2003 to 03/31/2003
3.07	Operating income	(4,428)	(4,428)	(2,197)	(2,197)
3.08	Non-operating income	967	967	(2,622)	(2,622)
3.08.01	Revenue	1,483	1,483	344	344
3.08.02	Expenses	(516)	(516)	(2,966)	(2,966)
3.09	Earning before tax / profit-sharing	(3,461)	(3,461)	(4,819)	(4,819)
3.10	Provision for income tax and social contribution	(9,154)	(9,154)	(306)	(306)
3.10.01	Social contribution	(2,414)	(2,414)	(294)	(294)
3.10.02	Income tax	(6,740)	(6,740)	(12)	(12)
3.11	Deferred income tax				
3.12	Profit sharing/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversion of interest on own capital				
3.14	Minority participation	(2,955)	(2,955)	(1,652)	(1,652)
3.15	Net income	(15,570)	(15,570)	(6,777)	(6,777)
	Number of shares, ex. Treasury (THOUSAND)	124,572,399	124,572,399	124,572,399	124,572,399
	Earnings per Share				
	Loss per share	(0,00012)	(0,00012)	(0,00005)	(0,00005)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the company performance, item 05.01

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

09.01 - INTEREST IN SUBSIDIARIES / AFFILIATES

1-ITEM	2-Corporate Name	3-CGC	4- Classification	5- Participation in the capital of the invested company	6- Net equity of the investor
7-Type of Company		8-Number of shares held in current quarter (THOUSAND)		9- Number of shares held in previous quarter (THOUSAND REAIS)	
01	CIA DE ELETRICIDADE DE NOVA FRIBURGO	33.249.046/0001-06	CLOSELY-HELD COMPANY	59.47	19,13
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		57,509		57,509	
02	ENERGISA S.A.	00.864.214/0001-06	PUBLICLY-HELD COMPANY	50.07	99.99
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION		18,991		18,991	

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 048
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2005
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TJLP + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	5,660.67
14 - ISSUED AMOUNT (THOUSAND REAIS)	16,982
15 - ISSUED SECURITIES AMOUNT (UNIT)	3,000
16 - OUTSTANDING SECURITIES (UNIT)	3,000
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2005

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	03
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/049
4 - CVM REGISTRATION DATE	07/13/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	08/01/1997
9 - MATURITY DATE	02/01/2006
10 - KIND OF DEBENTURE	FLOATING
11 - CONDITION OF REMUNARATION	TR + 4% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	7,777.20
14 - ISSUED AMOUNT (THOUSAND REAIS)	19,443
15 - ISSUED SECURITIES AMOUNT (UNIT)	2,500
16 - OUTSTANDING SECURITIES (UNIT)	2,500
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	02/01/2006

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98/037
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	01
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	66,23
14 - ISSUED AMOUNT (THOUSAND REAIS)	43,952
15 - ISSUED SECURITIES AMOUNT (UNIT)	663,609
16 - OUTSTANDING SECURITIES (UNIT)	663,609
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/01/2007

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

10.01-CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	04
3 - CVM REGISTRATION NUMBER	SEP/GER/DEB-98 / 038
4 - CVM REGISTRATION DATE	10/21/1998
5 - SERIES ISSUED	02
6 - KIND OF ISSUE	CONVERTIBLE
7 - NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	12/08/1997
9 - MATURITY DATE	12/08/2007
10 - KIND OF DEBENTURE	REAL
11 - CONDITION OF REMUNARATION	TJLP + 2.5% p.a.
12 - PREMIUM / DISCOUNT	
13 - NOMINAL VALUE (REAIS)	65,67
14 - ISSUED AMOUNT (THOUSAND REAIS)	70,119
15 - ISSUED SECURITIES AMOUNT (UNIT)	1,067,696
16 - OUTSTANDING SECURITIES (UNIT)	1,067,696
17 - SECURITIES IN TREASURY (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED/TRADED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION	
22 - DATE OF THE NEXT EVENT	12/08/2007

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

The statements of the results are presented as follows for the indirect holdings Empresa Energética de Sergipe S/A - Energipe, CELB - Companhia Energética da Borborema, and Saelpa - Sociedade Anônima de Eletrificação da Paraíba.

Income Statement (in R$ thousands)
- 1st Quarter -

	Energipe		CELB		Saelpa	
	2003	2002	2003	2002	2003	2002
Gross Revenue	**82,358**	**65,403**	**20,100**	**16,222**	**102,470**	**96,694**
Invoiced ICMS	(15,186)	(11,251)	(3,040)	(2,264)	(18,791)	(14,388)
PIS, Cofins and ISS	(3,834)	(2,388)	(934)	(592)	(4,764)	(3,529)
Quotas for the Global Reversal Reserve	(992)	(792)	(111)	(94)	(1,125)	(944)
Net Revenue	**62,346**	**50,972**	**16,015**	**13,272**	**77.790**	**77,833**
Personnel	(7,501)	(5,341)	(1,541)	(1,589)	(9,159)	(8,193)
Material	(874)	(643)	(171)	(273)	(1,179)	(1,286)
Third Party Services	(3,731)	(3,336)	(941)	(1,007)	(4,483)	(5,076)
Energy Purchased for Resale	(28,170)	(23,345)	(8,458)	(7,784)	(37,411)	(37,944)
Electricity Potency Transportation	(4,333)	(3,903)	(1,092)	(1,317)	(7,197)	(6,857)
Depreciation / Amortization	(3,397)	(3,190)	(763)	(726)	(4,248)	(3,710)
CCC - Fuel Consumption Account	(4,322)	(1,374)	(1,151)	(320)	(3,610)	(1,594)
Provision for Doubtful Accounts and Contingencies	71	880	(320)	(218)	19,040	(522)
Other Expenses	(1,141)	(1,023)	(107)	(101)	(1,643)	(1,365)
Result for the Electricity Activities	**8,948**	**9,697**	**1,471**	**(63)**	**27,900**	**11,286**
Financial Revenue	1,218	1,591	1,337	1,514	6,523	7,590
Financial Expenses	(21,163)	(17,138)	(945)	(1,706)	(17,217)	(10,679)
Result of the Equity Adjustment	5,674	1,355	-	-	-	-
Premium Amortization	(3,515)	(3,668)	-	-	-	-
Operating Result	**(8,838)**	**(8,163)**	**1,863**	**(255)**	**17,206**	**8,197**
Non-Operating Revenue	1,101	41	1	24	-	160
Non-Operating Expense	(228)		(1)	(22)	(26)	-
Result before Income Tax and Social Contribution	**(7,965)**	**(8,122)**	**1,863**	**(253)**	**17,180**	**8,357**
Income Tax and Social Contribution	-	3,070	(619)	97	(5,870)	(2,869)
Net Income (loss)	**(7,965)**	**(5,0520**	**1,244**	**(156)**	**11,310**	**5,488**

17.01 - REPORT OF THE SPECIAL REVISION - WITHOUT EXCEPTION

INDEPENDENT AUDITORS' REPORT

To the
Shareholders and Management of
Companhia Força e Luz Cataguazes Leopoldina
Cataguazes - MG

1. We have audited the accompanying individual (Parent Company) and consolidated balance sheets of Companhia Força e Luz Cataguazes Leopoldina and subsidiaries as of December 31, 2002, and the related statements of income, changes in the shareholders' equity (Parent Company), and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Companhia Força e Luz Cataguazes Leopoldina and subsidiaries as of December 31, 2002, and the results of its operations, the changes in the shareholders' equity (Parent Company), and the changes in its financial positions for the year then ended in conformity with Brazilian accounting practices.

4. As discussed in Note 5, as of December 31, 2002, the Company and its subsidiaries have recognized, as current and long-term assets, receivables in the total amount of R$45,709 thousand (Parent Company), and R$104,439 thousand (consolidated); and, in current liabilities, payables in the amount of R$1,223 thousand (Parent Company), and R$1,811 thousand (consolidated), related to sale and purchase of energy in the spot market, based on data prepared and provided by the Whosale Energy Market - MAE, together with estimates prepared by management. These amounts are subject to changes that may arise from the judgment of the legal actions filed by companies of the energy sector regarding the interpretation of prevailing market rules.

   The payment of these amounts, scheduled for November 22, 2002, was extended under a new agreement made between the companies of the energy sector and the government. After December 31, 2002, and until the date of this report, the Company and its subsidiaries received approximately R$27,765 thousand. The success of this negotiation and settlement is contingent upon the energy sector companies' ability to fulfill their obligations.

5. Provisional measure No. 14, enacted on December 21, 2001 and converted into Law No. 10,438 of April 26, 2002, rules, among other matters, the recovery of the economic and equilibrium of the distribution companies of electric power, guaranteed in the concession contracts, under the Emergency Energy Rationing Program. Detailed information and the effects on the Company's financial position and results of operations relating to the Overall Agreement for the Electric Energy Sector are presented in Note 6 to the financial statements.

6. As of December 31, 2002, the Company has negative working capital of R$99,921 thousand and R$351,302 thousand, individual and consolidated, respectively as of December 31, 2002. The Company's loans and financing debt amounts to R$180,042 thousand and R$1,000,148 thousand, Parent Company and consolidated, respectively, which has contributed to impact adversely and significantly its financial position and, consequently, the results of operations of the Company and its subsidiaries. Management's projections, however, indicate future positive results in the medium and long terms, with renewal and rescheduling of the terms of the Company's and its subsidiaries' loans and financing. As mentioned in Note 1, the Company and its subsidiaries are negotiating with creditors the rescheduling of the financing debts, with a view to recovering the Group's economic and financial balance.

7. The financial statements for the year ended December 31, 2001, presented for comparative purposes, were audited by other independent auditors whose report thereon, dated March 27, 2002, was unqualified and contained an emphasis paragraph as to the receivables related to the tariff recovery for the energy rationing period, and the balances of sale and purchase of energy on the spot market, through the Wholesale Energy Market - MAE and recorded based on internal estimates that were pending review and approval.

8. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, March 24, 2003

Deliotte Touche Tohmatsu Auditores Independentes
CRC # 2 SP 011609/S-RJ
Marcelo C. Almeida
Accountant - CRC - RJ 36.206-3

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2003 to 03/31/2003	4-01/01/2003 to 03/31/2003	5-01/01/2002 to 03/31/2002	6-01/01/2002 to 03/31/2002
3.01	Gross revenue from sales/services	14,614	14,614	16,215	16,215
3.02	Deductions from gross revenue	(4,060)	(4,060)	(3,229)	(3,229)
3.02.01	Invoiced VAT (ICMS)	(3,199)	(3,199)	(2,468)	(2,468)
3.02.02	Social contributions (PIS/COFINS)	(679)	(679)	(592)	(592)
3.02.03	Quotas to the Global Reversion Reserve - *(RGR)*	(182)	(182)	(169)	(169)
3.03	Net revenue from sales/services	10.554	10.554	12,986	12,986
3.04	Cost of goods/services sold	(10,121)	(10,121)	(8,597)	(8,597)
3.04.01	Personnel	(752)	(752)	(689)	(689)
3.04.02	Material	(124)	(124)	(91)	(91)
3.04.03	Services rendered by third parties	(1,994)	(1,994)	(1,732)	(1,732)
3.04.04	Electric Energy purchased for resale	(5,519)	(5,519)	(4,410)	(4,410)
3.04.05	Electric Energy purchased-Extraordinary tariff recovery adjustment	-	-	-	-
3.04.06	Depreciation and amortization	(619)	(619)	(585)	(585)
3.04.07	Fuel quota equalization - CCC	(826)	(826)	(533)	(533)
3.04.08	Other expenses	(287)	(287)	(557)	(557)
3.05	Earnings before interest and taxes (EBIT)	433	433	4,389	4,389
3.06	Other Operating expenses/revenues	215	215	(43)	(43)
3.06.01	Sales	-	-	-	-
3.06.02	General and administrative	-	-	-	-
3.06.03	Financial results	215	215	(43)	(43)
3.06.03.01	Financial revenue	1,125	1,125	274	274
3.06.03.02	Financial expenses	(910)	(910)	(317)	(317)
3.06.04	Other operating revenue				
3.06.05	Other operating expenses				
3.06.06	Equity income result				
3.07	Operating income	648	648	4,346	4,346
3.08	Non-operating income	25	25	(5)	(5)
3.08.01	Revenue	41	41	0	0
3.08.02	Expenses	(16)	(16)	(5)	(5)
3.09	Income before Tax/profit-sharing	673	673	4,341	4,341
3.10	Provision for income tax and social contribution	(217)	(217)	(1,463)	(1,463)
3.11	Deferred income tax				

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
CIA. DE ELETRICIDADE DE NOVA FRIBURGO

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2003 to 03/31/2003	4-01/01/2003 to 03/31/2003	5-01/01/2002 to 03/31/2002	6-01/01/2002 to 03/31/2002
3.12	Profit sharing/statutory contributions	-	-	-	-
3.12.01	Profit sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on capital	-	-	-	-
3.15	Net income	456	456	2,878	2,878
	SHARE NUMBER EX-TREASURY (THOUSAND)	96,699	96,699	96,699	96,699
	EARNINGS PER SHARE	0,00472	0,00472	0,02976	0,02976
	LOSS PER SHARE				

18.02 - COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/AFFILIATE

SUBSIDIARY / AFFILIATE: CIA. DE ELETRICIDADE DE NOVA FRIBURGO

See comments on the performance of the parent company.

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES - LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2003 to 03/31/2003	4-01/01/2003 to 03/31/2003	5-01/01/2002 to 03/31/2002	6-01/01/2002 to 03/31/2002
3.01	Gross revenue from sales/services				
3.02	Deductions from gross revenue				
3.03	Net revenue from sales/services				
3.04	Cost of goods/services sold				
3.05	Gross operating profit				
3.06	Operating expenses/revenue	(8,423)	(8,423)	(5,258)	(5,258)
3.06.01	Sales				
3.06.02	General and administrative	(83)	(83)	(33)	(33)
3.06.03	Financial results	(85)	(85)	12	12
3.06.03.01	Financial revenue	4	4	12	12
3.06.03.02	Financial expenses	(89)	(89)		
3.06.04	Other operating revenue				
3.06.05	Other operating expenses	(318)	(318)	(204)	(204)
3.06.05.01	Goodwill amortization	(318)	(318)	(204)	(204)
3.06.06	Equity adjustment result	(7,937)	(7,937)	(5,033)	(5,033)
3.07	Operating income	(8,423)	(8,423)	(5,258)	(5,258)
3.08	Non-operating income				
3.08.01	Revenue				
3.08.02	Expenses				
3.09	Income before Tax/profit-sharing	(8,423)	(8,423)	(5,258)	(5,258)
3.10	Provision for income tax and social contribution				
3.11	Deferred income tax				

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

SUBSIDIARY / AFFILIATE

Corporate Name
ENERGISA S.A.

18.01 - INCOME STATEMENT OF SUBSIDIARY/AFFILIATE (THOUSAND REAIS)

1-CODE	2 - DESCRIPTION	3-01/01/2003 to 03/31/2003	4-01/01/2003 to 03/31/2003	5-01/01/2002 to 03/31/2002	6-01/01/2002 to 03/31/2002
3.12	Profit sharing/statutory contributions				
3.12.01	Profit sharing				
3.12.02	Contributions				
3.13	Reversion of interest on capital				
3.15	Net income /loss	(8,423)	(8,423)	(5,258)	(5,258)
	SHARE NUMBER EX-TREASURY (THOUSAND)	37,931	37,931	37,931	37,931
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0,22206)	(0,22206)	(0,13862)	(0,13862)

18.02 - COMMENT ON THE PERFORMANCE OF THE SUBSIDIARY / AFFILIATE COMPANY

See comments on the performance of the parent company.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION 03/31/2003 Corporate Legislation
ITR - QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL AND OTHER BUSINESS CORPORATION

01.01 - IDENTIFICATION

1 - CVM Code	2 - Corporate Name	3 - CNPJ
00327-1	CIA FORÇA E LUZ CATAGUAZES LEOPOLDINA	19.527.639/0001-58

TABLE OF CONTENTS

File No. 82-5147


COMPANHIA FORÇA E LUZ
CATAGUAZES-LEOPOLDINA

LISTED
BOVESPA
COMPANY
Ticket Symbol
FLCL

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common



Investor Relations Monthly Report – *Edition # 05/2003 – May 30th, 2003*

• Shareholders approve Debt Restructuring Program for the Cataguazes-Leopoldina System

On May 15th, Cataguazes-Leopoldina shareholders (CFLCL) approved the debt restructuring program of the company and its electric distribution subsidiaries, by means of debentures issuance of up to R$130 million at CFLCL and R$ 250 million at Energipe and rescheduling debt payments at Saelpa and CELB, totaling R$ 520 million in debt restructuring. Backed by the main creditors of the companies, the program will reschedule the debt repayment terms and will lower financial charges being applied, in addition to improve credit risk perception.

Company	Amount (R$ million)	Maturity (Month)	Grace Period (Interest and Principal)	Maximum remuneration	Amortization
CFLCL					
. 1st serie	110.0	36	6 months	CDI + 4.5% p.a	Monthly
. 2nd serie	20.0	54	6 months	CDI + 4.5% p.a	Monthly
Energipe					
. 1st serie	62.5	60	12 months	IGP-M + 12% p.a	Annual
. 2nd serie	62.5	63	15 months	IGP-M + 12% p.a	Annual
. 3rd serie	62.5	66	18 months	IGP-M + 12% p.a	Annual
. 4th serie	62.5	69	21 months	IGP-M + 12% p.a	Annual

Furthermore, the program includes private issuance of new capital of R$20 million at CFLCL, which has been fully subscribed during the preference period granted to shareholders.

• Cataguazes – Leopoldina's consolidated revenue was R$379.4 million for the four-month period

During the first four-month period of 2003, the consolidated sales of electricity of Cataguazes – Leopoldina rose by 14.9 % in relation to the same period of 2002, reaching 1,964 GWh. In comparison to the same period of 2001, before the market suffered the consequences of electricity rationing, this volume of energy sold represents a fall of 1.6 %. Cataguazes - Leopoldina's consolidated gross operating revenue was R$379.4 million during these four months of this financial year, equal to a 12.5 % increase in relation to the same period of 2002.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January / April of 2003

	CFLCL	CENF	Energipe	CELB	Saelpa	Consolidated
Gross Revenue - R$ million	**79.3**	**19.4**	**111.2**	**27.5**	**134.7**	**379.4**
Gross Revenue Growth - % (*)	+ 7.1	- 6.7	+ 24.8	+ 26.1	+ 5.5	+ 12.5
Electricity Sales – GWh	**328**	**92**	**625**	**174**	**745**	**1,964**
Retail Market						
• Residential	104	41	157	40	244	586
• Industrial	106	19	250	93	219	687
• Commercial	47	18	91	23	114	293
• Other classes	71	14	127	18	168	398
Sales Increase - % (*)	**+ 9.2**	**+10.9**	**+ 16.1**	**+17.7**	**+16.5**	**+ 14.9**
• Residential	+ 9.4	+ 12.3	+ 25.1	+ 16.9	+ 17.8	+ 17.6
• Industrial	+ 5.6	+ 8.0	+ 7.0	+ 18.4	+ 15.5	+10.9
• Commercial	+ 9.2	+ 1.7	+ 17.3	+ 17.7	+ 8.2	+11.3
• Other classes	+ 14.7	+ 26.1	+ 25.1	+ 15.4	+ 22.1	+ 21.4

(*) In relation to the same period of 2002.

• Debt payments affect results for the 1st quarter in 2003

First Quarter of 2002 Results Summary

Figures in R$ million	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Gross Revenue	59.9	56.5	284.9	255.1
Net Operating Revenue	43.7	44.0	215.2	202.6
Controllable Expenses	(10.3)	(9.5)	(44.9)	(41.2)
EBIT	10.7	10.4	55.5	39.8
Adjusted EBITDA	14.0	13.8	68.8	52.3
Financial Result	(26.3)	(17.5)	(55.2)	(37.2)
Loss in the Period	(16.0)	(7.0)	(15.6)	(6.8)

For the first quarter of 2003, Cataguazes - Leopoldina registered a consolidated net loss of R$15.6 million (R$16.0 million at parent company). This performance is basically a result of the lingering effects of energy rationing, the steep hike on interest rates and the delays in receiving its credits from the national treasury and the MAE - wholesale energy market, which total some R$140 million, of which R$89 million had still not been received by the end of the first quarter.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3421-4240
In Rio de Janeiro - Phone: +55 21 3231-6900 / Fax: +55 21 3231-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.

File No. 82-5147

COMPANHIA FORÇA E LUZ CATAGUAZES-LEOPOLDINA


LISTED
BOVESPA
COMPANY
Ticket Symbol
FLCL

Level 1 ADR - American Depositary Receipts
USA
Ticket Symbol
CFLPY – Preferred Class "A"
CFLCY – Common



Investor Relations Monthly Report – *Edition # 06/2003 – June 30th, 2003*

• Another small hydroelectric power plant in conclusion – SHP Granada in testing phase

SHP Granada, with installed capacity of 15.8 MW and annual production of 66.5 GWh has began the testing and commissioning phase. This is the second SHP to begin operation, out of the five generating projects of the Cataguazes-Leopoldina Group, which are under different construction stages. The first plant to start up last May was SHP Ponte with 24.4 MW capacity and annual production of 136.5 GWh. Considering the SHP Granada, the Cataguazes-Leopoldina Group will then boasts its installed capacity to 194.5 MW and an annual production capacity of 1,204 GWh. The next hydroelectric plant to be concluded will be SHP Palestina, with 13 MW, forecasted to begin operation this coming August.

Basic characteristics of SHPs		
Description	**Granada**	**Ponte**
Municipality	Abre Campo	Guarani e Descoberto
River	Matipó	Pomba
# of turbines	2	2
Power (MW)	15.8	24.4
Production (GWh/year)	66.5	136.5
Dam Statistics:		
Height (m)	25	32
Extension (m)	195	272
Reservoir (Area km^2)	0.4	2
Intake tunnel (m)	1,200	466
Investment (R$ million)	34	41

• Consolidated operating income of Cataguazes-Leopoldina was R$484.5 million in 5 months

Consolidated physical electricity sales by Cataguazes-Leopoldina (CFLCL) were up 12.9% during the first five months of the current year, compared to the same period last year, reaching 2,455 GWh. Compared to the consolidated volume sold in the same months in 2001, a period in which the market had not yet undergone the electric energy rationing program, this sales level was down 0.8%. Energy sales in the Northeast region, specifically by subsidiaries Energipe, CELB and Saelpa, show a more rapid market recovery when compared to the business units of CFLCL and CENF that operate in the Brazilian Southeast region. Compared to the period from January to May, 2001 (without rationing), consolidated sales during these months by the subsidiaries operating in the Northeast were up by 1.1%. In the Southeast, the energy volume sold by CFLCL and CENF were down by 6.9%, compared to the same period without rationing. Considering such market the consolidated gross operating revenue of Cataguazes-Leopoldina was R$484.5 million during the first five months of this year, that is, up 14.1% over the same period in 2002.

Comparison among CFLCL, CENF, Energipe, CELB and Saelpa
Operating Indicators – January / May of 2003

	CFLCL	**CENF**	**Energipe**	**CELB**	**Saelpa**	**Consolidated**
Gross Revenue - R$ million	**98.9**	**24.6**	**146.3**	**35.3**	**170.4**	**484.5**
Gross Revenue Growth - % (*)	+ 8.0	- 3.1	+ 25.5	+ 23.0	+ 6.4	+ 14.1
Electricity Sales – GWh	**409**	**116**	**781**	**216**	**933**	**2,455**
Retail Market						
• Residential	129	52	195	49	307	732
• Industrial	133	24	316	116	273	862
• Commercial	57	23	113	29	143	365
• Other classes	90	17	157	22	210	496
Sales Increase - % (*)	**7.2**	**9.2**	**13.1**	**14.7**	**15.5**	**12.9**
• Residential	7.2	10.9	20.8	13.3	16.0	15.0
• Industrial	5.1	6.9	4.8	15.8	14.7	9.3
• Commercial	6.9	0.3	14.6	13.1	9.4	10.2
• Other classes	10.8	21.5	21.9	14.0	20.3	18.7

(*) In relation to the same period of 2002.

• Cataguazes-Leopoldina and CENF tariffs rise 33.86% and 35.78% respectively

Aneel authorized Cataguazes-Leopoldina and its subsidiary CENF to increase their electric energy supply tariffs by 33.86% and 35.78% respectively, as of June 18 this year. The restatement of non-controllable expenses (Portion A) was 19.17 % for CFLCL and 19.66% for CENF. In turn, controllable item (Portion B, representing coverage for operating expenses, taxes and investment return) were increased by 14.69% for CFLCL and 16.12 % for CENF.

For further clarifications and additional information, please do not hesitate to contact us

In Cataguases - Phone: +55 32 3429-6000 / Fax: +55 32 3429-6480 / 3421-4240
In Rio de Janeiro - Phone: +55 21 2122-6900 / Fax: +55 21 2122-6931
http://www.cataguazes.com.br or e-mail to: stockinfo@cataguazes.com.br

Maurício Perez Botelho
Investor Relations Director

This report is neither an offer nor a recommendation of investment. No liability will be accepted for the misuse of the above information.